Vancouver Entertainment Industry Luminary Nancy Basi Joins Liquid Media Board of Directors

Vancouver, BC – May 28, 2019 – Liquid Media Group Ltd. (the "Company" or "Liquid") (Nasdaq: YVR) appoints Nancy Basi to its Board of Directors, effective May 28, 2019.

Basi is Executive Director of the Media + Entertainment Centre (M+E Centre) for the Vancouver Economic Commission and Vice President of the VR/AR Association’s Vancouver Chapter (VRARA Vancouver).

In her role with the M+E Centre, Basi works to strengthen Vancouver’s position as a global industry leader by marketing the city and its attributes, advocating with all levels of government and attracting investments to local companies. VRARA Vancouver brings together brilliant minds from across the virtual reality (VR), augmented reality and mixed reality ecosystem, from original content creators and creative distributors to innovative hardware companies and ambitious researchers.

"Throughout her career spanning entertainment industries, Nancy has been an advocate for creators, for content and for Vancouver," said Joshua Jackson, Chairman of Liquid Media. "She fully recognizes the opportunity at hand, and we couldn’t be happier to have her perspective and drive on our Board."

"Vancouver has a 40-year history of film production, 35 years in VFX and animation, 35 years of game development and a growing tech industry. Not every city can claim this. Liquid understands not only the unique opportunity in our city, but also the broader opportunity in the shifting media landscape, with a clear vision for the value chain of IP across silos. I am proud to join Liquid as it works to lead us into the future of entertainment," said Basi.

Bringing more than 25 years of experience across film, television, commercials, VFX, animation, games and VR, Nancy has a 360-degree perspective on all aspects of the industry from production and studio operations to ecosystem building and investment. During her time as a VFX executive producer, Basi’s clients included Walt Disney Studios, Sony/Columbia Pictures, Warner Bros, 20th Century Fox, Nike and Mercedes. In her current role at the M+E Centre, Nancy works strategically to promote the City of Vancouver as a world-class destination for digital entertainment and interactive opportunities.

In 2011, while the chair of the Visual Effects Society Vancouver, Basi founded what has become the largest professional digital entertainment career fair in North America. She also serves as the Vice President of the VR AR Association’s Vancouver Chapter and is on the Executive Committee of Women in Animation (WIA) Vancouver Branch. Memberships include the Director’s Guild of Canada (DGC), Visual Effects Society (VES), Motion Pictures Production Industry Association (MPPIA), ACM Siggraph, VRAR Association, Vancouver CG Association (VCGA) and Vancouver Post Alliance (VPA).

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute across channels and platforms. Additional information is available at www.LiquidMediaGroup.co.

Further information:
Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

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